

onDemand Social Monetization

CONNECT PLATFORM
STARS ON BOARD




THE COMPANY … THE TEAM

STARS ON BOARD TECHNOLOGIES, INC.

Stars On Board, Inc., is an American digital and social media company developed and maintains its popular social app "Connect".

Connect is a revolutionary platform creating vast opportunities for monetization, advertising, and communication. It's a platform with endless opportunities – a digital link connecting celebrities, media, brands and fans on a global scale to create the world's best media and digital platform.











Ray Fares

Founder & CEO
Experience in startups; technology & platforms
Ray@starsonboard.app



Youssef Harb

Co Founder & President
+30 years in entertainment, music festivals and celebrities world
Y.harb@strarsonboard.app



Jorge Sebastiao

CTO & Advisor
Experience in technologies, blockchain, crypto and CTO roles



Richard Ashman

Operations Manager
Experience in operations



Maya Taha

Community Manager
Experience in communities and users experiences



STARS ON BOARD TECHNOLOGIES, INC.

Great visionaries, leaders in their industries, and diversified experiences from US, Canada, Australia, Europe and Middle East. Truly a global board of advisors.











Boutros Boutros

SVP Emirates Group
+30 years of marketing & communications with billions of investments



Taavi Roivas

MP, ex-Prime Minister Estonia EU Policies and regulation; blockchain and A.I technologies



Barry Greenberg

CEO - Celebrity Conn USA
+38 years of Hollywood producer And talents management



Dr Tariq Nizami

CEO - Hollywood Studios & CEO Network clubs USA
The largest CEO Clubs Network in the world



Sam El Masri

CEO Ento Capital, DIFC Dubai Assets under management +US$ 4B



STARS ON BOARD (CANADA)

For over 20 years recognized as the premier events management company hosting outstanding celebrities to perform on land and at sea across the continents in acclaimed venues, for sold-out concerts and successful events.

+150 M VIEWS YEARS ON TV CHANNELS

#1 REALITY TV SHOW ON MBC CHANNELS

LEADER IN EVENTS MANAGEMENT

MUSIC FESTIVALS AND CONCERTS





Season 1 | Season 2 | Season 3 | Season 4 | Season 5 | Season 6 | Season 7 | Season 8 | **SEASON 9**

COMING SOON 2021

THE PROBLEM

WHAT ARE WE SOLVING ?





Telstra
9:41
Bronze Pack
5
$ 699.00
Star Gate Pack
5
$ 2699.00
Platinum Pack
5
$ 5000.00
00:00:18

Media and Agents ; direct relationship between Brands & Celebrities & Influences ; no middle man (marketplace)

Celebrities & influencers sponsoring - co-host campaigns



Direct engagement & communications between users & celebrities/influencers (one to one only); non-followers concept



Passive Income Enabling time monetization & subscriptions among vast industries



Monetization Capabilities enabling revenue generating for concerts; events and broadcasting

HOW WE WILL DRIVE USERS



 **Stars on board events ; music festivals & cruises**

 **Celebrities & influencers sponsoring - co-host campaigns**

 **PR & Media; co sponsor by celebes & influencers**

 **Digital & premium advertising campaigns**

 **Live streaming & broadcasting events**

 **Marketing events; campaigns, endorsements, SEO, & many others**

MEDIA, ENTERTAINMENT AND DIGITAL PLATFORM





Engage & Communicate

Easily communicate via texting, voice, video, or even ask for a personalized autograph.



Exclusive Contents

Contents never seen before online or on air. Connect brings you private, exclusive and never seen before contents



Premier Ads

A whole new concept of advertisement and brands; sharing revenue for all



Live Streaming

Exclusively broadcasting your favorite shows and concerts only on Connect.



Exclusive Events

Luxury cruising with celebrities, exclusive music festivals on private islands and hotels all over the world

HOW WE WILL DRIVE REVENUE



 **Powering TV and SMS integration - white label branding**

 **Live streaming & Broadcasting services**

 **Exclusive contents. - by subscriptions**

 **Premium advertising - endorsed by celebrities**

 **Engagements & Communications - direct one to one**

 **Premium promotional campaigns - massive traffic**

MEDIA AND DIGITAL PLATFORM





Telstra
9:41
LIVE BRO
MUSIC C
Upcoming Events
Music Nights
24 December 2020
Past Events
Telstra
9:41 AM
51%
STARS ON BOARD
CONNECT
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- **App is live on both iOS & Android; first release**
- **Pre-signed +100 A List celebrities & influencers**
- **IP filed and accepted; copyrights; D&B United States**
- **Workshops for revenue and concept validated**
- **Strategic partnership with talent agencies; Hollywood, Bollywood and Middle East**
- **Concept tested, workshops and generated some cash**











COMPARISON CHART

Comparison Chart	Connect App	Onlyfans	Patreon	Cameo
Earn money from watching brands	✓	✗	✗	✗
Request personalized videos	✓	✗	✗	✓
Starting conversation (audio/text)	✓	✗	✗	✗
Live streaming (shows and concerts)	✓	✓	✗	✗
Content monetization	✓	✓	✓	✗
Request personalized autograph	✓	✗	✗	✗
Suscriptions to exclusive contents	✓	✓	✓	✗
Private engagements (No like, no commenting, no sharing)	✓	✗	✗	✗

OUR WORLD OF CELEBRITIES . . .

     

CELEBRITIES

MOVIE STARS

     

DOCTORS

     

CHEFS

INFLUENCERS

REVENUE MODEL STRUCTURE

PHASE 1

Communications (text, audio, video, autograph)

Live Broadcast (Events, concerts)

Exclusive Contents by celebs/SOB premier

Premier Advertising Platform

PHASE 2

Running Campaigns (TV program, mini ver.)

Activate Subscription model (contents)

PHASE 3

Localization

Premier & Exclusive news, & White Label branding

REVENUE MODEL


30%
50%
20%
Advertisment
Communications
Monetization

STATISTICS & NUMBERS

MARKET SIZE

2020 Market Size of all Connect Services

Connect App - solving many problems, addressing very lucrative markets and growing industries 2020 - 2027

Advertisment Market Size

$319 billion in 2019, $1 trillion by 2027, growth 17.2% from 2020 to 2027 Online/Mobile Ads industry



$319 B
TAM + US
$900 B
$478 B
$47 B

Subscriptions (Online)

Exclusive contents and postings by A List Celebrities and Influencers; Next Level of Channel Subscriptions

Premium Concerts

Online events & concerts market size USD 47B in 2017, yearly growth of 4.8%



CONNECT APP

STARS ON BOARD



Mailing Address

16192 Coastal Highway
Lewes, DE 19958
United States

hello@connectworld.me

+1 (302) 213-3312
+ 61 45 00000 61

www.connectworld.me





AVAILABLE ON THE App Store

GET IT ON Google play

www.starsonboard.app
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